

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 24, 2016

Via E-mail
Mr. Christopher Daniels
Chief Executive Officer
EF Hutton America, Inc.
77 Water Street, 7th Floor
New York, NY 10005

Re: EF Hutton America, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2014
Filed February 18, 2016
Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and September 30, 2015
Filed May 21, September 21, and November 23, 2015
File No. 000-55175

Dear Mr. Daniels:

We have reviewed the above amendment and have the following comments.

Please respond to this letter by amending your Form 10-K for the fiscal year ended December 31, 2014 and Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2014
Financial Statements
Notes to Consolidated Financial Statements

Note 6 – Intangible Assets, page 28

1. Please amend your filing to disclose, as indicated in your November 3, 2015 letter, that the only material asset you acquired was the license to use the EF Hutton name that has an indefinite useful life.

Note 11 – Restatement, page 29

2. You refer to the restatements as corrections of typographical errors that were not previously included in an electronic version originally filed on April 15, 2015. Please amend your filing to describe the nature of each error included in the current restatement.

Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and September 30, 2015

3. Please file amendments to the each Form 10-Q to reflect the revised value of the assets acquired from EFH Wyoming. Address the comments above, as applicable, therein. Also when amending your Form 10-Q for the quarterly period ended March 31, 2015, describe the nature of and effect of the error related to the restatement for the stock-based compensation.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance